SUB-ITEM 77D


In accordance with Rule 35d-1 (the "Names Rule") of the 1940 Act, the board of directors (the "Board") of the registrant approved a change to the investment policies of the registrant. The registrant's non-fundamental investment strategy policy was amended to require it to invest its assets according to the Names Rule 80% test. The amendments were as follows:

                   Registrant                       Policy Change
   --------------------------------    --------------------------------------
   Seligman Common Stock Fund, Inc.    Changed policy of investing "primarily"
                                       in equity securities to "80%"